CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$7,733,000.00	$1,054.78

March 2013 Final Terms PLUS-2 Registration Statement No. 333-180300-03 Dated March 28, 2013 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS Opportunities in U.S. Equities

PLUS Based on the Value of the S&P 500® Index due May 1, 2014
Performance Leveraged Upside SecuritiesSM

The PLUS are senior unsecured obligations of Credit Suisse AG, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying product supplement for PLUS, underlying supplement and prospectus, as supplemented or modified by this document.  At maturity, if the underlying index has appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying index, subject to the maximum payment at maturity.  However, if the underlying index has depreciated in value, investors will lose 1% for every 1% decline.  The PLUS are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the underlying index.  Investors may lose their entire initial investment in the PLUS. All payments on the PLUS are subject to the credit risk of Credit Suisse.
SUMMARY TERMS
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Maturity date:	May 1, 2014
Underlying index:	S&P 500® Index
Aggregate principal amount:	$7,733,000
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 × index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 × leverage factor × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1569.19, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	April 28, 2014, subject to adjustment for non-underlying business days and certain market disruption events
Leverage factor:	300%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.125 per PLUS (111.25% of the stated principal amount).
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and issue price” below)
Pricing date:	March 28, 2013
Original issue date:	April 3, 2013 (3 business days after the pricing date)
CUSIP:	22539T779
ISIN:	US22539T7798
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Citigroup Global Markets Inc. See “Supplemental information regarding plan of distribution”
Commissions and issue price:	Price to public(1)(2)	Fees(1)((3)	Proceeds to issuer
Per PLUS	$10	$0.20	$9.80
Total	$7,733,000.00	$154,660.00	$7,578,340.00
(1)
The actual price to public and placement agent’s fees for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.9250 per PLUS.  Please see “Syndicate Information” on page 4 for further details.

(2)	Certain fiduciary accounts will pay a purchase price of at least $9.80 per PLUS, and the placements agents with respect to sales made to such accounts will forgo any fees.
(3)
Citigroup Global Markets Inc, which we refer to as CGMI, will act as placement agent for the PLUS. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $0.20 per $10 principal amount of PLUS and will use all of that fee to allow selling concessions to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) that will depend on market conditions on the pricing date.

The PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4 and page S-23 of the accompanying product supplement.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this document or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
The PLUS are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.
You should read this document together with the related product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the PLUS” at the end of this document.

Product Supplement PLUS-I dated February 7, 2013       Underlying Supplement dated November 19, 2012
Prospectus supplement and Prospectus dated March 23, 2012

Citigroup Global Markets Inc.
Placement Agent

PLUS Based on the Value of the S&P 500® Index due May 1, 2014
Performance Leveraged Upside SecuritiesSM

Investment Summary

Performance Leveraged Upside Securities

The PLUS Based on the Value of the S&P 500® Index due May 1, 2014 (the “PLUS”) can be used:

▪	As an alternative to direct exposure to the underlying index that enhances returns for a certain range of positive performance of the underlying index.

▪	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario.

▪
To achieve similar levels of upside exposure to the underlying index as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor.

The PLUS are exposed on a 1:1 basis to the negative performance of the underlying index.

Maturity:	Approximately 13 months
Leverage factor:	300%
Maximum payment at maturity:	$11.125 per PLUS (111.25% of the stated principal amount).
Minimum payment at maturity:	None. Investors may lose their entire initial investment in the PLUS.
Coupon:	None

Key Investment Rationale

PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies.  These investments allow investors to capture enhanced returns relative to the underlyer’s actual positive performance.  In these PLUS, investors are exposed to the performance of the S&P 500® Index.  In exchange for enhanced participation of 300% of the appreciation of the underlying index, investors forgo performance above the maximum payment at maturity of $11.125 per PLUS.  At maturity, if the underlying index has appreciated in value, investors will receive the stated principal amount of their investment plus upside performance of the underlying index, subject to the maximum payment at maturity.  However, if the underlying index has depreciated in value, investors will lose 1% for every 1% decline.  Investors may lose their entire initial investment in the PLUS.

Leveraged Performance	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the underlying index within a certain range of positive performance.
Upside Scenario
The underlying index increases in value and, at maturity, the PLUS redeem for the stated principal amount of $10 plus 300% of the index percent increase, subject to the maximum payment at maturity of $11.125 per PLUS (111.25% of the stated principal amount).

Downside Scenario
The underlying index declines in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount that is proportionate to the percentage decrease of the underlying index from the initial index value.

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PLUS Based on the Value of the S&P 500® Index due May 1, 2014
Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10 per PLUS
Leverage factor:	300%
Maximum payment at maturity:	$11.125 per PLUS (111.25% of the stated principal amount).

How it works

▪
Upside Scenario.  If the final index value is greater than the initial index value, then investors would receive the $10 stated principal amount plus 300% of the appreciation of the underlying index over the term of the PLUS, subject to the maximum payment at maturity.  Under the terms of the PLUS, an investor would realize the maximum payment at maturity at a final index value of approximately 103.75% of the initial index value.

▪	If the underlying index appreciates 3%, the investor would receive a 9% return, or $10.90 per PLUS.

▪	If the underlying index appreciates 25%, the investor would receive only the maximum payment at maturity of $11.125 per PLUS, or 111.25% of the stated principal amount.

▪
Downside Scenario.  If the final index value is less than or equal to the initial index value, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.

▪	If the underlying index depreciates 30%, the investor would lose 30% of the investor’s principal and receive only $7.00 per PLUS at maturity, or 70% of the stated principal amount.

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PLUS Based on the Value of the S&P 500® Index due May 1, 2014
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

▪
PLUS do not pay interest or guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee payment of the principal amount at maturity.  If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index, and may be zero. Any payment on the PLUS is subject to our ability to pay our obligations as they become due.

▪
The appreciation potential of the PLUS is limited by the maximum payment at maturity.  The appreciation potential of the PLUS is limited by the maximum payment at maturity of $11.125 per PLUS, or 111.25% of the stated principal amount. Although the leverage factor provides 300% exposure to any increase in the value of the underlying index as of the valuation date above the initial index value, because the payment at maturity will be limited to 111.25% of the stated principal amount for the PLUS, any increase in the final index value over the initial index value by more than approximately 3.75% will not further increase the return on the PLUS.

▪
The market price influenced by many unpredictable factors.  Several factors will influence the value of the PLUS in the secondary market and the price at which CGMI may be willing to purchase or sell the PLUS in the secondary market, including the value, volatility and dividend yield of the underlying index, interest and yield rates, investors’ expectations with respect to the rate of inflation, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the equity securities included in the underlying index or markets generally and which may affect the level of the underlying index; and any actual or anticipated changes in our credit ratings or credit spreads.  Some or all of these factors may influence the price that you will receive if you choose to sell your PLUS prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. The level of the underlying index may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.  See “S&P 500® Index Overview” below.  You may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

▪
The PLUS are subject to the credit risk of Credit Suisse.  Although the return on the PLUS will be based on the performance of the underlying index, the payment of any amount due on the PLUS is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the PLUS and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the PLUS prior to maturity.

▪
The amount payable on the PLUS is not linked to the value of the underlying index at any time other than the valuation date.  The final index value will be based on the index closing value on the valuation date, subject to adjustment for non-underlying business days and certain market disruption events.  Even if the value of the underlying index appreciates prior to the valuation date but then drops by the valuation date to below the initial index value, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the underlying index prior to such drop.  Although the actual value of the underlying index on the stated maturity date or at other times during the term of the PLUS may be higher than the final index value, the payment at maturity will be based solely on the index closing value on the valuation date.

▪
Investing in the PLUS is not equivalent to investing in the underlying index.  Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks.  Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

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PLUS Based on the Value of the S&P 500® Index due May 1, 2014
Performance Leveraged Upside SecuritiesSM

▪
Adjustments to the underlying index could adversely affect the value of the PLUS.  The underlying index publisher may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the value of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and will be permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

▪
Certain built-in costs are likely to adversely affect the value of the PLUS prior to maturity.  While the payment at maturity described in this document is based on the full principal amount of your PLUS, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the PLUS through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase the PLUS from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The PLUS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your PLUS to maturity.

▪
Our hedging and trading activity could potentially adversely affect the value of the PLUS.  We have carried out, and will continue to carry out hedging activities related to the PLUS (and possibly to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index.  We may also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index value and, therefore, could have increased the value at which the underlying index must close on the valuation date so that investors do not suffer a loss on their initial investment in the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the value of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity, if any.

▪
The PLUS will not be listed on any securities exchange and secondary trading may be limited.  The PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the PLUS.  CGMI may, but is not obligated to, make a market in the PLUS.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which CGMI is willing to transact.  If, at any time, CGMI were not to make a market in the PLUS, it is likely that there would be no secondary market for the PLUS.  Accordingly, you should be willing and able to hold your PLUS to maturity.

▪
Potential conflicts. We and our affiliates play a variety of roles in connection with the issuance of the PLUS, including acting as calculation agent and hedging our obligations under the PLUS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the PLUS.

▪
The U.S. federal income tax consequences of an investment in the PLUS are uncertain.  The U.S. federal income tax consequences of the PLUS are uncertain, and may be adverse to a holder of the PLUS.  No statutory, judicial, or administrative authority directly addresses the characterization of the PLUS or securities similar to the PLUS for U.S. federal income tax purposes.  As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PLUS are not certain.  Under the terms of the PLUS, you will have agreed with us to treat the PLUS as prepaid financial contracts, with respect to the underlying, as described under “Material U.S. Federal Income Tax Consequences—Characterization of the PLUS.”  If the U.S. Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income, gain or loss with respect to the PLUS may differ.  No ruling will be requested from the IRS with respect to the PLUS and no assurance can be given that the IRS will agree with the statements made in the section entitled “Material U.S. Federal Income Tax Consequences.”  Additionally, in Notice 2008-2, the IRS and the Treasury Department stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the PLUS should be required to accrue income during the term of the instrument.  Accordingly, it is possible that regulations or other guidance may be issued that require holders of the PLUS to recognize income in respect of the PLUS prior to receipt of any payments

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PLUS Based on the Value of the S&P 500® Index due May 1, 2014
Performance Leveraged Upside SecuritiesSM

thereunder or sale or exchange thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale or exchange) in respect of the PLUS being treated as ordinary income. It is also possible that a Non-U.S. Holder of the PLUS could be subject to U.S. withholding tax in respect of the PLUS under such regulations or other guidance.  It is not possible to determine whether such regulations or other guidance will apply to your PLUS (possibly on a retroactive basis).  More recently, on January 24, 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments.  If enacted, the effect of that legislation generally would be to require instruments such as the PLUS to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING ALL ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE PLUS.

March 2013	Page 6

PLUS Based on the Value of the S&P 500® Index due May 1, 2014
Performance Leveraged Upside SecuritiesSM

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying underlying supplement.

Information as of market close on March 28, 2013:

Bloomberg Ticker Symbol:	SPX
Current Index Value:	1569.19
52 Weeks Ago:	1405.54
52 Week High (on 3/28/2013):	1569.19
52 Week Low (on 6/01/2012):	1278.04

The following graph sets forth the daily closing values of the underlying index for the period from January 1, 2008 through March 28, 2013.  The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the same period.  The closing value of the underlying index on March 28, 2013 was 1,569.19.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of its future performance.

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PLUS Based on the Value of the S&P 500® Index due May 1, 2014
Performance Leveraged Upside SecuritiesSM

S&P 500® Index	High	Low	Period End
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,277.06	1,408.47
Second Quarter	1,419.04	1,278.04	1,362.16
Third Quarter	1,465.77	1,334.76	1,440.67
Fourth Quarter	1,461.40	1,353.33	1,426.19
2013
First Quarter (through March 28, 2013)	1,569.19	1,457.15	1,569.19

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are registered trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Credit Suisse.  For more information, see “The S&P Dow Jones Indices - License Agreement with S&P” in the accompanying underlying supplement.

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PLUS Based on the Value of the S&P 500® Index due May 1, 2014
Performance Leveraged Upside SecuritiesSM

Additional Information About the PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Underlying index publisher:	S&P Dow Jones Indices LLC
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Postponement of maturity date:
If the valuation date is postponed as a result of a market disruption event or because such valuation date is a non-underlying business day, then the maturity date will be postponed to the fifth business day following the valuation date as postponed.

Minimum ticketing size:	$1,000 / 100 PLUS
Tax considerations:
The following discussion is a brief summary of material U.S. federal income tax considerations relating to an investment in the PLUS.  The following summary is not complete and is supplemented by the discussion under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page S-54 of Product Supplement PLUS-I, which you should carefully review prior to investing in the securities.

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of the securities or securities with terms that are substantially the same as those of your securities.  Thus, the characterization of the securities is not certain.  In the absence of an administrative or judicial ruling to the contrary we and, by acceptance of a security, you agree to treat your security, for all tax purposes, as a prepaid financial contract, with respect to the underlying asset, that is eligible for open transaction treatment.  The balance of this discussion assumes that the securities will be treated as prepaid financial contracts.  You should be aware that such characterization of the securities is not certain, nor is it binding on the IRS or the courts.  Thus, it is possible that the IRS would seek to characterize your security in a manner that results in tax consequences to you that are different from those described below or in the accompanying product supplement.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.  You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the securities for U.S. federal income tax purposes.

If the securities are treated as prepaid financial contracts, a U.S. Holder should generally recognize capital gain or loss upon the sale, exchange or maturity of its security in an amount equal to the difference between the amount realized at such time and the U.S. Holder’s tax basis in its security (generally the amount paid for the security). Such gain or loss generally should be long-term capital gain or loss if the security has been held for more than one year.

On January 24, 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments.  The effect of that legislation generally would be to require instruments such as these securities to be marked to market on an annual basis with all gains and losses to be treated as

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Performance Leveraged Upside SecuritiesSM

ordinary, subject to certain exceptions. You are urged to consult your tax advisor regarding the draft legislation and its possible impact on you.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the securities in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Non-U.S. Holders. The Treasury Department has issued proposed regulations under Section 871 of the Internal Revenue Code of 1986, as amended, which could ultimately require us to treat all or a portion of any payment or deemed payment in respect of your securities, to the extent attributable to U.S.-source dividends, as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the IRS) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments or deemed payments you receive with respect to the securities when these regulations are finalized.

Securities Held Through Foreign Entities

Under the “Hiring Incentives to Restore Employment Act” and recently finalized regulations, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to foreign financial institutions (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account.  Please see “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement.

Trustee:	The Bank of New York Mellon
Calculation agent:	Credit Suisse International
Use of proceeds and hedging:
We intend to use the proceeds from each offering for our general corporate purposes, which may include the refinancing of our existing indebtedness outside Switzerland. We may also use some or all of the proceeds from any offering to hedge our obligations under the PLUS. In addition, we may also invest the proceeds temporarily in short-term securities.  The net proceeds will be applied exclusively outside Switzerland unless Swiss fiscal laws allow such usage in Switzerland without triggering Swiss withholding taxes on interest payments on debt instruments.

One or more of our affiliates before and following the issuance of any PLUS may acquire or dispose of positions relating to the underlying index or listed or over-the-counter options contracts in, or other derivatives or synthetic instruments related to, such underlying index or any components included in or comprising such underlying index, to hedge our obligations under the PLUS. In the course of pursuing such a hedging strategy, the price at which such positions may be acquired or disposed of may be a factor in determining the level of the underlying index. Although we and our affiliates have no reason to believe that our or their hedging activities will have a material impact on the level of the underlying index or the value of the PLUS, we cannot assure you that these activities will not have such an effect.

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Performance Leveraged Upside SecuritiesSM

For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.
Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the PLUS.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we, the agent, and certain of our respective subsidiaries may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the PLUS are acquired by or with the assets of a Plan with respect to which we or one of our affiliates is a service provider or other party in interest, unless the PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Code Section 4975 for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the PLUS.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the PLUS.

Because we may be considered a party in interest with respect to many Plans, the PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise

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Performance Leveraged Upside SecuritiesSM

not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the PLUS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such PLUS on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The PLUS are contractual financial instruments.  The financial exposure provided by the PLUS is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the PLUS.  The PLUS have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the PLUS.

Each purchaser or holder of any PLUS acknowledges and agrees that:

(i)   the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the PLUS, (B) the purchaser or holder’s investment in the PLUS, or (C) the exercise of or failure to exercise any rights we have under or with respect to the PLUS;

(ii)  we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the PLUS and (B) all hedging transactions in connection with our obligations under the PLUS;

(iii)  any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)  our interests are adverse to the interests of the purchaser or holder; and

(v)   neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the PLUS has exclusive responsibility for ensuring that its purchase, holding and disposition of the PLUS do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any PLUS to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular

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Performance Leveraged Upside SecuritiesSM

plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PLUS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the PLUS by the account, plan or annuity.

Supplemental information regarding plan of distribution:
Under the terms of distribution agreement with Citigroup Global Markets Inc., dated as of March 23, 2012, Citigroup Global Markets Inc. will act as placement agent for the PLUS. The placement agent will receive a fee from Credit Suisse or one of our affiliates of $0.20 per $10 principal amount of PLUS and will forgo fees for sales to fiduciary accounts.

See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

We expect to deliver the PLUS against payment for the PLUS on the Settlement Date indicated above, which may be a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the original issue date is more than three business days after the pricing date, purchasers who wish to transact in the PLUS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Contact:
Clients of Morgan Stanley Wealth Management may contact their local Morgan Stanley branch office or the Morgan Stanley principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (914) 225-2700). All other clients may contact their local brokerage representative.

Where you can find more information:
Credit Suisse has filed a registration statement (including a prospectus, prospectus supplement, product supplement, and underlying supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  You should read the prospectus and prospectus supplement in that registration statement, the product supplement, the underlying supplement and any other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Credit Suisse will arrange to send you the product supplement, underlying supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access these documents on the SEC web site at.www.sec.gov.as follows:

Product Supplement PLUS-I dated February 7, 2013
Underlying Supplement dated November 19, 2012
Prospectus supplement and Prospectus dated March 23, 2012

Terms used in this document are defined in the product supplement, in the underlying supplement or in the prospectus supplement and prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Credit Suisse.

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PLUS Based on the Value of the S&P 500® Index due May 1, 2014
Performance Leveraged Upside SecuritiesSM

“Performace Leveraged Upside SecuritiesSM” and “PLUSSM” are service marks of Morgan Stanley.

Syndicate Information
Issue price	Selling concession	Principal amount of PLUS for any single investor
$10.0000	$0.2000	<$1MM
$9.9625	$0.1625	≥$1MM and <$3MM
$9.9438	$0.1438	≥$3MM and <$5MM
$9.9250	$0.1250	≥$5MM

The placement agent may reclaim selling concessions allowed to dealers in connection with the offering, if, within 30 days of the offering, the placement agent repurchases the PLUS distributed by such dealers.

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